

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 11, 2018

Via E-mail
C. Andrew Smith
Chief Financial Officer
Patterson-UTI Energy, Inc.
10713 W. Sam Houston Pkwy N, Suite 800
Houston, Texas 77064

>   **Re: Patterson-UTI Energy, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2017**
>   **Filed February 20, 2018**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2018**
>   **Filed May 1, 2018**
>   **Supplemental Response dated April 25, 2018**
>   **File No. 0-22664**

Dear Mr. Smith:

We have reviewed your April 25, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2018 letter.

Form 10-K for Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements

Note 14. Business Segments, page F-33

1.   Consistent with your response to prior comment 4, clarify your disclosure to address the extent to which service offerings contribute to your operating segments. For example, disclosure in your Form 10-K states that pressure pumping services are primarily well

stimulation services, cementing services for the completion of new wells, and remedial work on existing wells, but your response indicates that well stimulation services alone account for more than 97% of the revenue for this segment.

Form 10-Q for Fiscal Quarter Ended March 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Management Overview, page 29

2.   You state that the addition of new technology drilling rigs to the market, combined with a reduction in the drilling of vertical wells, has resulted in excess capacity of older technology drilling rigs and that the utilization of some older technology drilling rigs has been hampered by their lack of capability to compete for work in unconventional resource plays. In light of these factors and your customers' needs for drilling horizontal wells in shale and other unconventional resource plays, tell us about your evaluation of older technology drilling rigs pursuant to FASB ASC 360-10-35-21. Include information in your response regarding your current expectations for demand for drilling services by rig type and a discussion of any significant changes in the marketability of older technology drilling rigs that have occurred in recent periods.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief
Office of Natural Resources